EXHIBIT 12.1
IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Fiscal Year Ended September 30
	2005	2004	2003	2002	2001
Earnings
Income from continuing operations	73,195	88,309	127,406	155,508	29,475
Add:
Provision for income taxes	31,755	30,308	77,544	91,776	65,336
Fixed charges	106,369	171,877	232,028	249,974	288,083

Earnings, as adjusted (A)	211,319	290,494	436,978	497,258	382,894

Fixed charges
Other interest expense including interest on capital leases	78,689	140,733	198,617	213,077	247,592
Estimated interest component of rental expense	27,680	31,145	33,411	36,897	40,491

Total fixed charges (B)	106,369	171,878	232,028	249,974	288,083

Ratio of earnings to fixed charges (A) divided by (B)	2.0	1.7	1.9	2.0	1.3